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Mr. Jeff J.F. Feng                     Ruth Shaer/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-5305
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
        ------------------------       E-mail: rshaer@sha-ir.com
Tel:  (011) 86-752-2808-188
Fax: (011) 86-752-2803-101


            QIAO XING UNIVERSAL TELEPHONE ANNOUNCES COMPLETION OF
          THE FIRST DIGITAL CORDLESS PHONE TO DISPLAY CALLER ID AND
                          OTHER FUNCTIONS IN CHINESE

GUANGDONG, CHINA (November 23, 1999) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) today announced that it has completed development of the DCT1920, the first digital cordless phone in the world to display caller ID and other functions in Chinese. The Company describes the new phone as "superthin" with dimensions of 1.5cm.

While most Asian factories producing digital cordless phones purchase radio frequency modules from Europe, the U.S. and Japan, Qiao Xing is the only Company with the capability of developing and manufacturing radio frequency modules in China.

The Company's technology, including the relevant baseband chip software, allows Qiao Xing to be price-competitive as well as provide superior voice quality, extended communication range, enhanced security, handset-to-handset intercom
capabilities, and improved interference immunity.   In addition, the Company's
high frequency, integrated circuit, advanced radio frequency technique and modulation-free system provides a level of quality that satisfies most countries' industry standards.

Qiao Xing plans to rollout the DCT1920 in China by January 2000 and in Europe by
the first quarter of  2000.    The Company believes that the DCT1920 could
eventually replace the analog cordless phones, the prevailing method of communication in China, as well as compete in the worldwide market.

In recent months, several influential Chinese periodicals have reported on Qiao Xing's technology including: Xinghua News, People's Daily, Economic Daily and Science & Technology Daily.

This press release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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